NEWS RELEASE
(NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES)
TSX Venture Exchange Symbol: SNV	November 9th , 2006

SONIC CLOSES SPECIAL WARRANT FINANCING

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today confirmed that the previously announced private placement financing has closed. The financing placed 6,670,000 Special Warrants at a price of $0.50 per Special Warrant for gross proceeds of $3,335,000. This private placement was first announced on September 25th, 2006, and the terms were amended and announced on October 25th, 2006.

Net proceeds of the financing will be used to support growth of Sonic’s soil remediation operations, including funds for the capital plant, and plant deployment. This will ensure that the Company can expand its equipment inventory to meet the needs of its growing North American client base. Remaining funds will be used for general working capital and for developing applications for the Company’s core technologies.

The agents were paid a commission of $146,993.44 , equal to 7.5% of the gross proceeds of the financing (not including that portion of the commission in respect of the escrowed funds discussed below), together with 500,250 Agents’ Special Warrants. Each Agents’ Special Warrant is exercisable, for no additional consideration, for one common share purchase warrant of the Company.

Pursuant to the rules and policies of the TSX Venture Exchange, $1,375,087.50 of the funds raised in this financing will be held in escrow pending approval by the Company’s disinterested shareholders of the exercise of the Special Warrants by one of the participants in the financing, which will increase the holdings of that participant to greater than 20% of the issued and outstanding common shares of the Company upon exercise of the Special Warrants. The agents will be paid the portion of their commission in respect of these escrowed funds, equal to $103,131.56, upon shareholder approval.

The Special Warrants, the share purchase warrants and the common shares issuable upon exercise of the Special Warrants and share purchase warrants are subject to a hold period expiring March 10th, 2007. The Company expects to file a prospectus to qualify the distribution of the common shares and common share purchase warrants underlying the Special Warrants, as was previously announced.

The securities being offered have not, nor will they be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale, would be unlawful prior to the registration or qualification under the securities laws of any such state.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

www.SonicEnvironmental.com

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For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	Fax: (416) 868-6198
Email: robin@chfir.com